787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 9, 2018

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Funds II Registration Statement on Form N-14
(Securities Act File No. 333-225646)

Dear Ms. DiAngelo Fettig:

On behalf of BlackRock Funds II (the “BlackRock Registrant”), this letter supplements the response letter filed with the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission via EDGAR on August 1, 2018.1 This supplement responds to comments provided by the Staff to the undersigned and Elliot J. Gluck via e-mail and by telephone on August 3, 2018 regarding the BlackRock Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed acquisition by BlackRock 60/40 Target Allocation Fund, a series of the BlackRock Registrant, of all of the assets and certain stated liabilities of State Farm Equity and Bond Fund, a series of the State Farm Mutual Fund Trust (the “State Farm Registrant”), in exchange for Investor A and Institutional Shares of BlackRock 60/40 Target Allocation Fund.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the BlackRock Registrant. The BlackRock Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the BlackRock Registrant. The State Farm Registrant has reviewed this letter and has represented to the BlackRock Registrant that any statements regarding the Target Fund are accurate. A Pre-Effective Amendment to the Registration Statement, which

[1]	Accession No. 0001193125-18-234937.

NEW  YORK    WASHINGTON    HOUSTON     PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

August 9, 2018

reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Accounting Staff Comments

Comment No. 1:	Questions & Answers – Question 3. Please add disclosure to the Registration Statement explaining the basis for the share class selection.

Response:	The BlackRock Registrant has added the following language to the end of the second paragraph of the Answer to Question 3 to reflect the basis for the share class selection: “Share class selection was primarily based on shareholder eligibility requirements of each share class of both the Target Fund and the Acquiring Fund and on the similarities in the distribution fees for each share class. In addition, similarities in shareholder privileges, shareholder services, expenses and sales loads were considered.”

Comment No. 2:	Please add disclosure to the Registration Statement addressing the presence of voluntary waivers in the Target Fund. If these voluntary waivers would affect the statements in the section “How will the Reorganization affect Fund fees and expenses,” please modify the disclosure in that section. For example, if the voluntary waivers in the Target Fund resulted in net expenses that are less than the expenses of the Acquiring Fund.

Response:

The BlackRock Registrant notes that disclosure regarding voluntary waivers of sales charges and 12b-1 distribution and service fees is included in the Registration Statement in the section entitled “Comparison of the Funds – Distributors; Distribution and Services Fees.” The BlackRock Registrant has revised the Answer to Question 6 of the Questions & Answers to reflect the impact of these voluntary waivers on net expenses as follows (additions bolded and underlined):

Assuming the Reorganization had occurred on March 31, 2018, the Combined Fund would have (i) a gross total annual fund operating expense ratio for each of its share classes that is lower than that of each of the corresponding share classes of the Target Fund prior to the Reorganization, and (ii) a net annual fund operating expense ratio (i.e., the annual fund operating expense ratio after waivers and reimbursements under a contractual expense limitation agreement) for each of its share classes that is lower than that of each of the corresponding share classes of the Target Fund prior to the Reorganization, except that the net annual fund operating expense ratio for each of the Acquiring Fund’s share classes would be higher than that of each of the corresponding share classes of the Target Fund after taking into account the Target Fund’s voluntary expense limitations. BAL has agreed to continue the Combined Fund’s contractual expense limitation agreement through January 31, 2021.

Comment No. 3:	Combined Prospectus/Proxy Statement – Proposal 1 – To Approve the Agreement and Plan of Reorganization – Summary – Fees and Expenses. The Staff notes that the Acquiring Fund’s expense waiver should be in effect for at least one year to be shown in this section of the Registration Statement. Please revise the fee tables accordingly.

Response:	The BlackRock Registrant submits that shares of the Combined Fund are being offered to Target Fund shareholders through the Combined Prospectus/Proxy Statement, and that the contractual expense limitation with respect to the Combined Fund will be in place for at least one year from the date of the Registration Statement. Accordingly, the BlackRock Registrant respectfully declines to take this comment.

August 9, 2018

Comment No. 4:	Combined Prospectus/Proxy Statement – Comparison of the Funds – Purchase, Redemption, Exchange and Valuation of Shares – Comparison of Valuation Policies – Combined Fund. Please confirm supplementally that the Funds have been parallel priced and that there were no material differences resulting from the parallel pricing. Please add disclosure stating that no material valuation adjustments are expected.

Response:	The BlackRock Registrant confirms that the Funds have been parallel priced and that there were no material differences resulting from parallel pricing. The BlackRock Registrant has added disclosure to note that no material valuation adjustments are expected in the lead in to the capitalization tables, similar to the disclosure added in the other Registration Statements on Form N-14 being filed for other BlackRock registrants.

Comment No. 5:	Combined Prospectus/Proxy Statement – Comparison of the Funds – Investment Advisory and Management Agreements – Target Fund and Statement of Additional Information – Pro Forma Financial Statements (Unaudited) – Target Fund. Please update the Expense Reimbursement Threshold percentages pursuant to the Target Fund’s annual shareholder report on Form N-CSR, for the year ended December 31, 2017.

Response:	The BlackRock Registrant submits that the Expense Reimbursement Thresholds disclosed in the Registration Statement include all contractual expense waivers, as indicated by the lead-in sentence that states, “SFIMC may not discontinue this arrangement to reimburse the Target Fund before April 30, 2019, without consent of the Target Board.” These Expense Reimbursement Thresholds are also disclosed in the Target Fund’s annual report for the fiscal year ended December 31, 2017 on page 181. The Expense Reimbursement Thresholds mentioned by the Staff are also disclosed in the December 31, 2017 annual report on page 180 and reflect additional voluntary waivers that may be eliminated at any time. The Expense Reimbursement Thresholds disclosed in the Registration Statement match those disclosed in the Target Fund’s prospectus. Accordingly, the BlackRock Registrant does not believe any additional revisions to this section are necessary.

Comment No. 6:	Statement of Additional Information – Pro Forma Financial Statements (Unaudited) – Other Service Providers. It appears as if there are planned significant redemptions of Target Fund shares. If so, these need to be reflected in the capitalization table and appropriately footnoted. Please also add disclosure regarding the planned significant redemption and confirm that there will be no effect to the fee tables with respect to this significant redemption. The Staff notes that final distributions are not typically disclosed as an adjustment to the capitalization table. If the Registrants choose to keep this adjustment, the adjustment also needs to be made in the capitalization table with an appropriate footnote.

August 9, 2018

Response:

The BlackRock Registrant submits that the capitalization tables have been adjusted to reflect the redemption by State Farm Mutual Automobile Insurance Company. In addition, the capitalization tables have been updated to include footnotes relating to such redemption. As requested, disclosure has also been added regarding the planned redemption by State Farm Mutual Automobile Insurance Company. Additionally, the BlackRock Registrant has added disclosure to reflect that the capitalization tables do not include final distributions.

The BlackRock Registrant hereby confirms that the fee tables currently reflect the impact of this redemption, and that no additional edits to the fee tables are needed to reflect the impact of such redemption.

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Please do not hesitate to contact me at (212) 728-8629 if you have any comments or if you require additional information.

Respectfully submitted,

/s/ Mia G. Pillinger
Mia G. Pillinger

cc:	Benjamin Archibald, Esq., BlackRock Advisors, LLC
Gladys Chang, Esq., BlackRock Advisors, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP
Stacey P. Ruiz, Esq., Willkie Farr & Gallagher LLP